SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2006

                                 RADVISION LTD.
                              (Name of Registrant)

               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964 and 333-127013.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION Announces SCOPIA v.5 Multipoint Control Unit (MCU) Will Fully Support High Definition Videoconferencing dated June 7, 2006.

     2. Press release re RADVISION To Demonstrate Support for Cisco's Unified Communications Solutions at Cisco Systems' Annual User Conference dated June 20, 2006.

     3. Press release re RADVISION Launches New Version of Click to Meet Delivering Major Enhancements to Video Experience and Quality dated June 26, 2006.

     4. Press release re RADVISION(R) ProLab(TM) 3G-324M Testing Solution Selected By Freescale dated June 26, 2006.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION Announces SCOPIA v.5 Multipoint Control Unit (MCU) Will Fully Support High Definition Videoconferencing

Wednesday June 7, 7:00 am ET

RADVISION and LifeSize to Demonstrate High Definition Multi-participant Conferencing at InfoComm 06 Show in Orlando

FAIR LAWN, N.J.--(BUSINESS WIRE)--June 7, 2006--RADVISION (Nasdaq: RVSN - News), a leading provider of multimedia communications platforms and development tools, today announced that the recently released SCOPIA v.5 Multipoint Control Unit
(MCU) will fully support high definition (HD) video as well as high fidelity audio. Support will be made available through a free firmware upgrade available later this year. RADVISION will demonstrate high definition, multi-participant videoconferencing along with LifeSize, the high definition video communications company, at the InfoComm 06 show in Orlando, Florida June 7, 8 and 9. An HD videoconference will be demonstrated utilizing a RADVISION SCOPIA MCU and LifeSize Room(TM) high definition video communications systems and can be viewed at RADVISION's booth #151 and LifeSize's booth #1835.

The SCOPIA v.5 family of Multipoint Control Units (MCUs) is designed to support all types of unified communications including high definition systems from companies like LifeSize. SCOPIA's powerful media processing will support high definition video resolutions of 720p and 1080p and AAC high fidelity audio providing customers with the best video and audio quality available today. Enhanced software provides unmatched flexibility and scalability and ease of conferencing setup and support.

"High definition videoconferencing is completely changing the room conference experience," said Boaz Raviv, RADVISION's CEO. "Our strategy at RADVISION is to provide a communications platform that fully supports not only these next generation systems but all types of conferencing devices within the same conference. This is truly Unified Communications when HD systems, standard definition systems, desktop and 3G videophones can all participate in a conference together."

Further supporting RADVISION's Unified Communications strategy, the company will also be demonstrating the ability to extend a high definition videoconference to a software desktop client utilizing RADVISION's Click to Meet(TM) technology. In a first for the industry, this will allow a desktop user to fully participate in a high definition videoconference receiving and displaying a full 720p high definition video feed at the desktop.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for video conferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 2

Press Release                                                  Source: RADVISION

RADVISION To Demonstrate Support for Cisco's Unified Communications Solutions at Cisco Systems' Annual User Conference

Tuesday June 20, 3:13 pm ET

Demonstrations at Cisco Networkers Show in Las Vegas to Highlight Support for High Definition video and Unified Video Communications Solutions FAIR LAWN, N.J.--(BUSINESS WIRE)--June 20, 2006--RADVISION (Nasdaq: RVSN - News), a leading provider of multimedia communications platforms and development tools, today announced that the company will be attending and demonstrating at Cisco Networkers, Cisco Systems' annual user conference June 19-23, 2006.

At Cisco Networkers Booth 311, RADVISION will be demonstrating the recently released SCOPIA v.5 Multipoint Control Unit (MCU) and the SCOPIA Platform's integration with Cisco's Unified Communications platform. RADVISION will also be exhibiting the platform's support for High Definition (HD) video as well as high fidelity audio.

Cisco Networkers is one of the most important conferences in the networking industry. At Cisco Networkers, Cisco engineers and developers offer comprehensive technical training, allow professionals to update their professional certifications, solve their networking challenges directly with top Cisco engineers, and experience the latest networking solutions from Cisco and Cisco partners.

RADVISION will be demonstrating solutions that include:

     o    Integration and support of Unified Communication Videoconferencing

     o    Distributed, scalable conferencing using RADVISION's iView middleware

     o    Conferencing   between  IP  Telephony,   SIP  desktop   clients,   and
          videoconferencing room systems

     o    Multipoint High Definition Video


About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for video conferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
Corporate:
RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 3

Press Release                                              Source: RADVISION LTD

RADVISION Launches New Version of Click to Meet Delivering Major Enhancements to Video Experience and Quality

Monday June 26, 12:01 am ET

Click to Meet Enhancements Continue to Extend the Features and Experience of Microsoft's Unified Communications Solutions

FAIR LAWN, N.J.--(BUSINESS WIRE)--June 26, 2006--RADVISION LTD (Nasdaq: RVSN -
News), a leading provider of multimedia communications platforms and development tools, today announced the availability of an enhanced version of its award-winning Click to Meet(TM) conferencing application. RADVISION's Click to Meet will now support Microsoft's RTVideo advanced video codec, a new suite of high fidelity audio codecs, the addition of media encryption and improvements to bandwidth management and network boundary traversal.

Click to Meet is a scalable conferencing platform that can add multiparty video and VoIP audio capabilities to Microsoft Office Communicator 2005 and Microsoft Office Live Meeting applications, providing a rich conferencing experience. It also provides the option to extend the reach of Office Communicator 2005 and Office Live Meeting conferences by providing connection to traditional videoconferencing systems, telephones, cell phones and 3G video phones.

RTVideo is Microsoft's advanced video codec providing high quality video communications over IP networks. The RTVideo codec is based on the SMPTE VC-1 Standard (SMPTE 421M) and is the preferred codec used by Communicator 2005 for point to point video calls. Now through RADVISION's Click to Meet for Microsoft Office, it can be used for multipoint communications displaying high quality multiparty video inside Communicator 2005.

Additional enhancements to Click to Meet include:

     o A new suite of high fidelity audio codecs providing high audio quality even in the case of lost or delayed IP packets.

     o    Encrypted communications providing complete end-to-end security.

     o Improvements in network boundary traversal for secure and transparent communications in complex security environments including proxies supporting IPSec (Internet Protocol Security).

     o Advanced bandwidth management which dynamically changes the video and audio codecs to adjust for varying network conditions including packet loss and network latency while maximizing the user experience.

"RADVISION continues to play a significant role in the development of real-time collaboration solutions that enhance Microsoft's Unified Communications platform," said Marc Sanders, group product manager in the Unified Communications Group at Microsoft Corp. "Information workers today want a high-quality conferencing experience that includes video, and they want to join on whatever device is available to them or is most appropriate for the specific meeting. RADVISION's Click to Meet for Microsoft Office provides this by extending the boundaries and functionality of the Microsoft Office system communication solutions."

"RADVISION has been a long time supporter of Microsoft collaboration solutions and we share a common vision of Unified Communications that will allow information workers to communicate and collaborate more effectively with colleagues, customers and partners," said Killko Caballero, Senior Vice President of Enterprise Strategy at RADVISION. "Microsoft's Unified Communications platform coupled with RADVISION's Click to Meet for Microsoft Office delivers on this vision by connecting islands of communications devices and taking the complexity out of communications."

RADVISION plans to continue working with Microsoft on enhancements to updated versions of Live Meeting and Communicator 2005 (Microsoft Office Communicator
2007) upon availability.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for video conferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

Contact:
Corporate:
RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
    or
Media Relations:
Dukas Public Relations
Kristin Conforti, 516-320-6839
kristin@dukaspr.com
    or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 4

Press Release                                             Source: RADVISION LTD.

RADVISION(R) ProLab(TM) 3G-324M Testing Solution Selected By Freescale

Monday June 26, 7:00 am ET

Leading Semiconductor Manufacturer Uses Advanced 3G-324M Testing Tool to Validate Chipsets for Network Infrastructure Applications

FAIR LAWN, N.J.--(BUSINESS WIRE)--June 26, 2006--RADVISION (Nasdaq:RVSN - News), a leading provider of multimedia conferencing, communications platforms and testing and diagnostic tools, today announced that Freescale Semiconductor has chosen the ProLab(TM) 3G Test Management Suite to test and validate its 3G-324M processing chipsets targeted at 3G mobile network infrastructure products.

3G service providers and manufacturers of 3G network equipment as well as subscriber-side mobile devices need to validate their products and networks for 3G-324M performance. This includes testing for final functionality approval as well as to troubleshoot them during the development and deployment phases. 3G networks, applications and products such as terminals, 3G handsets, mobile devices, gateways, video-on-demand servers, video mail servers all need to be tested under a vast range of 3G network conditions to ensure their compliance to standards and their quality performance.

RADVISION's ProLab 3G-324M Testing Solution is the leading and most comprehensive tool for performing analysis, simulation and load testing for 3G-324M products and applications. It provides full 3G simulation including media analysis and problem simulation with simultaneous protocol testing for 3G-324M, SIP and H.323. With hundreds of built-in scripts including IMTC Test cases and media files from different 3G-324M product vendors, the ProLab 3G-324M Testing Solution provides unmatched interoperability testing in an automated testing environment.

"A crucial part of bringing 3G chipsets to market is the testing and validation process," said Jon Devlin, director of systems for Freescale's Networking and Computing Systems Group. "The advanced features of the ProLab 3G-324M Testing Tool allowed us to conduct functional testing and performance load scenarios and stress testing found in the 3G network infrastructure. We found the media and call signaling analysis combined with automated testing and report generation extremely helpful."

Elie Cohen, RADVISION's Product Manager for the ProLab Test Management Suite product line commented, "We are pleased that Freescale selected our testing tool to support their 3G-324M chipset development efforts. Since the tool allows complete advanced call signaling, media analysis and network error simulation for both 3G and IP testing at the same time, we are confident that it will play a significant role in bringing the Freescale chipset to market with the highest quality possible."

The ProLab Test Management suite of products includes a full portfolio of testing and diagnostic tools for 3G and IP communications. The product line includes solutions for SIP, H.323, 3G-324M as well as advanced media, signaling and interoperability testing.

About RADVISION

RADVISION LTD. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


Contact:
RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti / Todd Barrish, 212-704-7385
Kristin@dukaspr.com / todd@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                      (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  June 30, 2006